[Health Care Property Investors, Inc. letterhead]

August 3, 2006

Via Facsimile and EDGAR

Charito A. Mittelman,
Division of Corporation Finance
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington D.C. 20549

  Re:
  Health Care Property Investors, Inc.—
  Registration Statement on Form S-4 (File No 333-135569)

Dear Ms. Mittelman:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the "Securities Act"), Health Care Property Investors, Inc. (the "Registrant") hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the "Registration Statement") be accelerated to, and that the Registration Statement be declared effective on August 4, 2006, 4:30 p.m. (Eastern Daylight Time), or, if that is not possible, by 8:00 a.m. (Eastern Daylight Time), on Monday, August 7, 2006.

        In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

        The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
HEALTH CARE PROPERTY INVESTORS, INC.
By:	/s/ EDWARD J. HENNING Name: Edward J. Henning Title: Senior Vice President, General Counsel and Corporate Secretary
cc:
Patrick S. Brown
(Sullivan & Cromwell LLP)